Exhibit 8

Subsidiaries of the Company

Following is a list of subsidiaries of the Company as of September 30, 2005, including ownership percentage, and the jurisdictions of incorporation or organization of each.  Each subsidiary does business in its own name only.

Subsidiary	Jurisdiction of Incorporation or Organization
Vannessa De Brazil S.A. (100%)	Brazil
Eldorado Norte Empresa de Mineraco Ltda. (51% directly owned by Company, 49% owned through Vannessa De Brazil S.A.)	Brazil
Vannessa Guyana Inc. (100%)	Guyana
Romanex (Guyana) Exploration Ltd. (100% owned by Vannessa Guyana Inc.)	Guyana
IHC Corp. (100%)	Barbados
Crucitas Barbados Limited (100% owned by IHC Corp.)	Barbados
Industrias Infinito S.A. (100% owned by Crucitas Barbados Limited)	Costa Rica
Vannessa Holdings Corp. (100%)	Barbados
Vannessa de Venezuela C.A. (100% owned by Vannessa Holdings Corp.)	Venezuela
Minera Las Cristinas (95% owned by Vannessa de Venezuela C.A.)	Venezuela
Vannessa (Aruba) A.V.V. (100%)	Aruba
Vanarde Mining Inc. (100% owned by Vannessa (Aruba) A.V.V.)	Guyana